SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of JANUARY , 2003 .

                             HILTON PETROLEUM LTD.
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

          Form 20-F    X        Form 40-F
                    -------               -------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                     No    X
                      -------                -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                                        Hilton Petroleum Ltd.
                                                        (Registrant)

Date   January 27, 2003                             By  /s/ Nick DeMare
     --------------------                               ------------------------
                                                        (Signature)
                                                        Nick DeMare, Director

1  Print the name and title of the signing officer under his signature.

                                 BC Form 51-901F

                                QUARTERLY REPORT

Incorporated as part of:                        X      Schedule A
                                           -----------
                                                X      Schedules B & C
                                           -----------
                                           (place x in appropriate category)
ISSUER DETAILS:

NAME OF ISSUER                             HILTON PETROLEUM LTD.
                                           -------------------------------------
ISSUER ADDRESS                             #1305 - 1090 WEST GEORGIA STREET
                                           VANCOUVER, BC   V6E 3V7
                                           -------------------------------------
ISSUER TELEPHONE NUMBER                    (604) 685-9316
                                           -------------------------------------
ISSUER FAX NUMBER                          (604) 683-1585
                                           -------------------------------------
CONTACT PERSON                             MR. NICK DEMARE
                                           -------------------------------------
CONTACT'S POSITION                         DIRECTOR
                                           -------------------------------------
CONTACT'S TELEPHONE NUMBER                 (604) 685-9316
                                           -------------------------------------
CONTACT'S E-MAIL ADDRESS                   ndemare@chasemgt.com
                                           -------------------------------------
WEBSITE                                    hiltonpetroleum.com
                                           -------------------------------------
FOR QUARTER ENDED                          NOVEMBER 30, 2002
                                           -------------------------------------
DATE OF REPORT                             JANUARY 27, 2003
                                           -------------------------------------

                                   CERTIFICATE
                                   -----------

THE THREE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

                                  -----------


DONALD W. BUSBY           /s/ Donald W. Busby                    03/01/27
--------------------      ----------------------          ----------------------
NAME OF DIRECTOR          SIGN (TYPED)                    DATE SIGNED (YY/MM/DD)

NICK DEMARE               /s/ Nick DeMare                        03/01/27
--------------------      ----------------------          ----------------------
NAME OF DIRECTOR          SIGN (TYPED)                    DATE SIGNED (YY/MM/DD)


(Signatures for this Form should be entered in TYPED form)

BC FORM 51-901F                                                       SCHEDULE A














--------------------------------------------------------------------------------




                              HILTON PETROLEUM LTD.


                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                            FOR THE SIX MONTHS ENDED
                                NOVEMBER 30, 2002

                      (Unaudited - Prepared by Management)

                      (Expressed in United States Dollars)


--------------------------------------------------------------------------------

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (Unaudited - Prepared by Management)
                           (Expressed in U.S. Dollars)



                                                    November 30,       May 31
                                                        2002            2002
                                                          $               $
                                                                     (Audited)
                                   A S S E T S
CURRENT ASSETS
Cash                                                   151,106        1,484,021
Amounts receivable                                      42,310           40,717
Prepaid expenses and deposits                           32,228          119,175
                                                 -------------    -------------
                                                       225,644        1,643,913
PETROLEUM AND NATURAL GAS INTERESTS (Note 2)                 -        5,078,959
INVESTMENT AND ADVANCES (Note 3)                       617,177          641,691
OTHER ASSETS                                           290,965          224,749
                                                 -------------    -------------
                                                     1,133,786        7,589,312
                                                 =============    =============

                              L I A B I L I T I E S

CURRENT LIABILITIES
Accounts payable and accrued liabilities                77,672          950,940
LONG-TERM DEBT (Note 4)                              1,145,993        3,737,010
                                                 -------------    -------------
                                                     1,223,665        4,687,950
                                                 -------------    -------------

                      S H A R E H O L D E R S ' E Q U I T Y

SHARE CAPITAL (Note 5)                              47,045,592       43,003,256
EQUITY COMPONENT OF LONG-TERM DEBT                     278,788          694,310
DEFICIT                                            (47,414,259)     (40,796,204)
                                                 -------------    -------------
                                                       (89,879)       2,901,362
                                                 -------------    -------------
                                                     1,133,786        7,589,312
                                                 =============    =============

APPROVED BY THE BOARD

/s/ Donald W. Busby, Director
-----------------------------

/s/ Nick DeMare, Director
-----------------------------


          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                  INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
                      (Unaudited - Prepared by Management)
                           (Expressed in U.S. Dollars)


                                                               Three Months Ended                Six Months Ended
                                                                  November 30,                      November 30,
                                                         ------------------------------    ------------------------------
                                                             2002              2001            2002              2001
                                                               $                 $               $                 $
REVENUES
Petroleum and natural gas sales                                 47,121           30,695           83,780          166,949
                                                         -------------    -------------    -------------    -------------
OTHER EXPENSES
Production                                                      23,081           36,056           54,817           68,321
General and administrative                                     207,013          228,644          357,819          528,575
Depreciation, depletion and impairment (Note 2)              3,719,774        2,322,959        4,769,770       14,367,591
Research, development and marketing                            113,591                -          181,847                -
                                                         -------------    -------------    -------------    -------------
                                                             4,063,459        2,587,659        5,364,253       14,964,487
                                                         -------------    -------------    -------------    -------------
OPERATING (LOSS)                                            (4,016,338)      (2,556,964)      (5,280,473)     (14,797,538)
                                                         -------------    -------------    -------------    -------------
OTHER INCOME (EXPENSES)
Interest and other income                                       13,171           14,247           23,513           38,992
Interest expense on long-term debt (Note 4)                    (60,538)        (172,472)        (291,462)        (347,745)
Loss on sale of investment                                           -                -                -          (73,484)
                                                         -------------    -------------    -------------    -------------
                                                               (47,367)        (158,225)        (267,949)        (382,237)
                                                         -------------    -------------    -------------    -------------
NET LOSS FOR THE PERIOD                                     (4,063,705)      (2,715,189)      (5,548,422)     (15,179,775)
                                                         =============    =============    =============    =============

BASIC AND DILUTED
     LOSS PER SHARE (Note 5)                                   $(0.90)          $(0.74)          $(1.24)          $(4.19)
                                                         =============    =============    =============    =============

WEIGHTED AVERAGE NUMBER
    OF SHARES OUTSTANDING (Note 5)                           4,533,666        3,657,515        4,475,917        3,625,518
                                                         =============    =============    =============    =============





          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                   INTERIM CONSOLIDATED STATEMENTS OF DEFICIT
                      (Unaudited - Prepared by Management)
                           (Expressed in U.S. Dollars)



                                                               Three Months Ended                Six Months Ended
                                                                  November 30,                      November 30,
                                                         ------------------------------    ------------------------------
                                                             2002              2001            2002              2001
                                                               $                 $               $                 $

BEGINNING OF PERIOD                                        (43,350,554)     (25,276,268)     (40,796,204)     (12,811,682)
CONVERSION OF LONG-TERM DEBT (Note 4)                                -                -       (1,069,633)               -
                                                         -------------    -------------    -------------    -------------
                                                           (43,350,554)     (25,276,268)     (41,865,837)     (12,811,682)
NET LOSS FOR THE PERIOD                                     (4,063,705)      (2,715,189)      (5,548,422)     (15,179,775)
                                                         -------------    -------------    -------------    -------------
END OF PERIOD                                              (47,414,259)     (27,991,457)     (47,414,259)     (27,991,457)
                                                         =============    =============    =============    =============



          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (Unaudited - Prepared by Management)
                           (Expressed in U.S. Dollars)




                                                               Three Months Ended                Six Months Ended
                                                                  November 30,                      November 30,
                                                         ------------------------------    ------------------------------
                                                             2002              2001            2002              2001
                                                               $                 $               $                 $
CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES
Loss for the period                                         (4,063,705)      (2,715,189)      (5,548,422)     (15,179,775)
Items not involving cash
   Depreciation, depletion and impairment                    3,719,774        2,322,959        4,769,770       14,367,591
   Amortization of deferred financing charges                    6,947           17,767           15,697           36,828
   Loss on sale of investment                                        -                -                -           73,484
   Accretion of liability component of long-term debt           23,844           57,859           53,357          115,718
   Unrealized foreign exchange gain                              3,741          (28,138)         (16,866)         (30,640)
                                                         -------------    -------------    -------------    -------------
                                                              (309,399)        (344,742)        (726,464)        (616,794)
Decrease (increase) in amounts receivable                       (8,166)        (232,722)          (1,593)       2,039,956
Decrease (increase) in prepaid expenses and deposits            84,572          124,425           86,947          170,561
Increase in inventories                                              -          (52,066)               -         (111,558)
Increase (decrease) in accounts
     payable and accrued liabilities                           (99,213)        (780,193)          (2,821)         678,105
                                                         -------------    -------------    -------------    -------------
                                                              (332,206)      (1,285,298)        (643,931)       2,160,270
                                                         -------------    -------------    -------------    -------------
INVESTING ACTIVITIES

Proceeds from sale of investment                                     -                -                -           98,116
Advances to affiliated corporation                                   -                -                -          (98,985)
Investments and advances                                         7,815                -           19,758                -
Other assets additions                                          (4,266)        (251,107)        (159,709)        (251,107)
Expenditures on petroleum interests                                  -       (1,033,766)        (549,033)      (3,914,053)
                                                         -------------    -------------    -------------    -------------
                                                                 3,549       (1,284,873)        (688,984)      (4,166,029)
                                                         -------------    -------------    -------------    -------------
FINANCING ACTIVITY

Issuance of common shares, net of issue costs                        -                -                -        1,851,265
                                                         -------------    -------------    -------------    -------------

DECREASE IN CASH FOR THE PERIOD                               (328,657)      (2,570,171)      (1,332,915)        (154,494)

CASH - BEGINNING OF PERIOD                                     479,763        4,376,170        1,484,021        1,960,493
                                                         -------------    -------------    -------------    -------------
CASH - END OF PERIOD                                           151,106        1,805,999          151,106        1,805,999
                                                         =============    =============    =============    =============


See Note 8 for supplementary cash flow information.


          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2002
                      (Unaudited - Prepared by Management)
                           (Expressed in U.S. Dollars)


1.   SIGNIFICANT ACCOUNTING POLICIES

     The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.

     See also Note 2.


2.   PETROLEUM INTERESTS

                                                  November 30,         May 31,
                                                     2002               2002
                                                       $                 $
     Evaluated Properties
        Acquisitions and leasehold costs            6,276,170         5,830,622
        Exploration and development costs          25,142,575        21,685,877
        Gathering facility                            805,410           805,410
                                                -------------     -------------
                                                   32,224,155        28,321,909
                                                -------------     -------------
     Unevaluated Properties
        Acquisitions and leasehold costs                    -           445,548
        Exploration costs                                   -         3,766,701
                                                -------------     -------------
                                                            -         4,212,249
                                                -------------     -------------
                                                   32,224,155        32,534,158
     Less: accumulated depreciation,
           depletion and impairment               (32,224,155)      (27,455,199)
                                                -------------     -------------
                                                            -         5,078,959
                                                =============     =============

     During the six month period ended November 30, 2002, the Company incurred petroleum expenditures of $549,033, principally on the unsuccessful drilling of a side-track well on the Basil Project. As a result an impairment charge of $1,023,371 was recorded for the initial and side-track wells on the Basil Project. During this period the Company did not participate in the funding of any exploration activities or holding costs relating to the East Lost Hills Project. On December 2, 2002, the Company received confirmation from the operator of the East Lost Hills Project that it had formally proposed the plugging and abandonment of the ELH #4 and #9 wells. The remaining funding parties have not yet consented to the operator's proposal.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2002
                      (Unaudited - Prepared by Management)
                           (Expressed in U.S. Dollars)


2.   PETROLEUM INTERESTS

     In light of the results, uncertainties of any further activities at East Lost Hills and the uncertainty of raising funds to participate in any further exploration or development in the East Lost Hills Project, the Board of Directors of the Company have determined that the Company will no longer provide further funding to Hilton Petroleum Inc. and STB Energy Inc. (collectively the "Petroleum Subsidiaries"), two wholly-owned subsidiaries which hold the Company's East Lost Hills petroleum interests. Accordingly, the Company has recorded a further impairment charge of $3,693,259, representing the Company's net investments in the Petroleum Subsidiaries, including $870,447 of accounts payable and accrued liabilities recorded by the Company's Petroleum Subsidiaries which are no longer recorded in these financial statements. Effective November 30, 2002, the Company ceased to record the activities of the Petroleum Subsidiaries.


3.   INVESTMENT AND ADVANCES

                                                                    November 30,           May 31,
                                                                        2002                2002
                                                                          $                   $
     Investment in Trimark Energy Ltd. ("Trimark")(a)                     60,801             60,801
     Loan to Trimark(b)                                                  216,373            211,896
     Receivable from California Exploration Ltd. ("Cal Ex")(c)           150,967            179,958
     Other                                                               189,036            189,036
                                                                   -------------      -------------
                                                                         617,177            641,691
                                                                   =============      =============

     (a) As at November 30, 2002, the Company held 234,286 common shares of Trimark, a public company in which certain officers and directors of Trimark are also directors and officers of the Company. The quoted market value of the shares of Trimark on November 30, 2002 was $11,973.

     (b) In August 2001, the Company advanced CDN $300,000 to Trimark on account of a proposed debenture financing by Trimark. The loan bears interest at 10% per annum with no fixed terms of repayment. During the six months ended November 30, 2002, the Company recorded interest income of $9,631, which remained unpaid at November 30, 2002.

     (c) During 2002, the Company acted as the operator of a drilling program to test certain prospects in California on behalf of California Explorations Ltd., a public company in which certain officers and directors of the Company are shareholders. As at November 30, 2002, $150,967 of joint interest billings remained unpaid.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2002
                      (Unaudited - Prepared by Management)
                           (Expressed in U.S. Dollars)


4.   LONG-TERM DEBT

                                                November 30,           May 31,
                                                    2002                2002
                                                      $                   $

     10% Debentures                                1,145,993          2,759,269
     9%  Debentures                                        -            977,741
                                               -------------      -------------
                                                   1,145,993          3,737,010
                                               =============      =============

     During the six months ended November 30, 2002, holders of $1,293,000 Series A and CDN $900,000 Series B of the 10% Debentures and $977,741 (CDN $1,493,500) of the 9% Debentures converted their debentures into 876,150 common shares of the Company at a price of CDN $5.00 per share (the "Conversion Price"). In addition, the Company paid $161,710, as a bonus, to the debenture holders who converted their debentures. The bonus has been recorded as part of interest expense on long-term debt.

     As the Conversion Price offered a more favourable conversion ratio than the original ratios specified in the debentures, the inducement has been recorded as an additional $1,069,633 credit to share capital with an offsetting charge to deficit.

     The 10% Debentures bear interest at 10% per annum, payable quarterly, and mature on January 24, 2004.


5.   SHARE CAPITAL

     Authorized: unlimited common shares without par value

     Issued:

                                                       Six Months Ended                        Year Ended
                                                       November 30, 2002                      May 31, 2002
                                                -------------------------------      -------------------------------
                                                    Shares           Amount              Shares           Amount
                                                                        $                                    $
     Balance, beginning of period                   3,657,516        43,003,256          3,490,216        41,151,991
                                                -------------     -------------      -------------     -------------
     Issued during the period
     For cash
        Private placement                                   -                -             167,300         1,858,403
     For conversion on long-term debt (Note 4)        876,150        4,042,336                   -                 -
     Less:  Share issue costs                               -                -                   -            (7,138)
                                                -------------     -------------      -------------     -------------
                                                      876,150        4,042,336             167,300         1,851,265
                                                -------------     -------------      -------------     -------------
     Balance, end of period                         4,533,666       47,045,592           3,657,516        43,003,256
                                                =============     =============      =============     =============

     On November 14, 2002 shareholders approved a consolidation of the Company's share capital on a one new for ten old basis. On December 30, 2002, the Company completed this consolidation. All comparative share balances have been adjusted accordingly.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2002
                      (Unaudited - Prepared by Management)
                           (Expressed in U.S. Dollars)


6.   RELATED PARTY TRANSACTIONS

     (a) During the six months ended November 30, 2002, companies controlled by certain directors and officers of the Company charged $143,845 for accounting, management, professional and consulting fees.

     (b) During 2001 the Company provided a relocation loan to the Chairman of the Company. The loan bears interest at 10% per annum, payable quarterly, and matures on January 24, 2004. During the six months ended November 30, 2002, interest income of $5,014 was received. As at November 30, 2002, the principal balance of $100,000 remains unpaid and is recorded in other assets.

     (c)  See also Note 3.


7.   SEGMENTED INFORMATION

     As at November 30, 2002, the Company and its subsidiaries operated in two industry segments, the exploration for, and the development and production of petroleum and natural gas and the research, development and marketing of proprietary software programs. The Company's petroleum interests are located in the United States and its software development activities and corporate assets are located in Canada. Identifiable assets, revenues and net loss in each of these industry segments are as follows:


                                               November 30, 2002
                                -----------------------------------------------
                                 Identifiable
                                    Assets           Revenues          Net Loss
                                       $                 $                $

     Petroleum and natural gas          3,015           89,903       (4,855,712)
     Software                               -                -         (181,847)
     Corporate                      1,130,771           17,390         (510,863)
                                -------------    -------------    -------------
                                    1,133,786          107,293       (5,548,422)
                                =============    =============    =============


                                                  May 31, 2002
                                -----------------------------------------------
                                 Identifiable
                                    Assets           Revenues          Net Loss
                                       $                 $                $

     Petroleum and natural gas      5,253,847        1,040,536      (25,657,293)
     Software                               -                -         (505,827)
     Corporate                      2,335,465           31,287       (1,821,402)
                                -------------    -------------    -------------
                                    7,589,312        1,071,823      (27,984,522)
                                =============    =============    =============

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2002
                      (Unaudited - Prepared by Management)
                           (Expressed in U.S. Dollars)


8.   SUPPLEMENTARY CASH FLOW INFORMATION

     Non-cash investing and financing activities were conducted by the Company as follows:

                                                                                 November 30,     November 30,
                                                                                     2002             2001
                                                                                      $                 $

     Operating activities
        Amortization of deferred financing charges                                     65,571                -
        Accretion of liability component of long-term debt                            225,075                -
        Increase in prepaid expenses and deposits                                           -          (58,048)
        Reversal of accounts payable and accrued liabilities (Note 2)                (870,447)               -
                                                                                -------------    -------------

                                                                                     (547,846)         (58,048)
                                                                                =============    =============
     Financing activities
        Equity component of long-term debt                                           (415,522)               -
        Capital distribution on early induced conversion of long-term debt         (1,069,633)               -
        Issuance of common shares for capital distribution                          1,194,509                -
        Issuance of common shares on conversion of long-term debt                   2,847,827                -
        Conversion of long-term debt                                               (2,847,827)               -
        Issuance of common shares for debenture interest                                    -           58,048
                                                                                -------------    -------------
                                                                                     (290,646)          58,048
                                                                                =============    =============
     Investing activity
        Reversal of petroleum and natural gas interests expenditures                  870,447                -
                                                                                =============    =============

BC FORM 51-901F                                                       SCHEDULE B

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2002
                           (Expressed in U.S. Dollars)


1.   GENERAL AND ADMINISTRATIVE

                                                                          $

     Bank charges and interest                                            2,166
     Office and miscellaneous                                            48,545
     Office rent                                                         10,051
     Professional fees                                                  230,128
     Regulatory fees                                                      6,801
     Salaries and benefit                                                41,392
     Telephone                                                            9,330
     Transfer agent                                                       4,808
     Travel                                                              14,740
     Foreign exchange                                                   (10,142)
                                                                  -------------
                                                                        357,819
                                                                  =============


2.   RELATED PARTY TRANSACTIONS

     (a) During the six months ended November 30, 2002, companies controlled by certain directors and officers of the Company charged $143,845 for accounting, management, professional and consulting fees.

     (b) As at November 30, 2002, the Company held 234,286 common shares of Trimark Energy Ltd. ("Trimark"). Certain officers and directors of Trimark are also directors and officers of the Company. The quoted market value of the shares of Trimark on November 30, 2002 was $11,973.

          In August 2001, the Company advanced CDN $300,000 to Trimark on account of a proposed debenture financing by Trimark. The loan bears interest at 10% per annum with no fixed terms of repayment. During the six months ended November 30, 2002, the Company recorded interest income of $9,631, which remained unpaid at November 30, 2002.

     (c) During 2001, the Company has provided a relocation loan to the Chairman of the Company. The loan bears interest at 10% per annum, payable quarterly, and matures on January 24, 2004. During the six months ended November 30, 2002, interest income of $5,014 was received. As at November 30, 2002, the principal balance of $100,000 remains unpaid and is recorded in other assets.

     (d) During 2002, the Company acted as the operator of a drilling program to test certain prospects in California on behalf of California Explorations Ltd., a public company in which certain officers and directors of the Company are shareholders. As at November 30, 2002, $150,967 of joint interest billings remained unpaid.

BC FORM 51-901F                                                       SCHEDULE B

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2002
                           (Expressed in U.S. Dollars)


3.(a)SECURITIES ISSUED DURING THE SIX MONTHS ENDED NOVEMBER 30, 2002

     Date           Type of                                                     Total           Type of
     of Issue       Security     Type of Issue       Number        Price       Proceeds      Consideration   Commission
     --------       --------     -------------      ---------     -------     -----------    -------------   ----------
                                                                    CDN$           $                             $

                                 Conversion
     June 2002      Common       of Debentures      876,150(2)    5.00(2)     2,847,827(1)        N/A(1)         N/A


     (1) Represents the principal amounts on Series A 10% debentures US $1,293,000, Series B 10% debentures Cdn $900,00 and 9% debentures Cdn $1,493,500 on conversion.

     (2) Adjusted for 10 old for 1 new share consolidation completed on December 30, 2002.


3.(b)NO OPTIONS WERE GRANTED DURING THE SIX MONTHS ENDED NOVEMBER 30, 2002


4.(a)AUTHORIZED AND ISSUED SHARE CAPITAL AS AT NOVEMBER 30, 2002


                                                            Issued
                                                --------------------------------
                                Authorized
     Class       Par Value        Number           Number               Amount
     ------      ---------      ----------      ------------         -----------
     Common         WPV         Unlimited       4,533,666(1)         $47,045,592

     (1) Adjusted for 10 old for 1 new share consolidation completed on December 30, 2002.


4.(b)OPTIONS AND WARRANTS OUTSTANDING AS AT NOVEMBER 30, 2002


                                           Exercise
                                             Price
     Security         Number(1)             CDN$(1)                 Expiry Date
     --------         --------             --------                -------------

     Options              625                27.00                 Apr. 19, 2003
     Options            7,000                18.00                 Oct. 16, 2003
     Options            3,700                13.40                 Dec. 21, 2003
     Options           11,500                16.00                 Jan. 10, 2004
     Options           64,000                26.80                 Mar. 02, 2004
     Options          100,000                 4.50                 Dec. 21, 2004
                     --------
                      186,825
                     ========

     (1) Adjusted for 10 old for 1 new share consolidation completed on December 30, 2002.

BC FORM 51-901F                                                       SCHEDULE B

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2002
                           (Expressed in U.S. Dollars)


4.(b)OPTIONS AND WARRANTS OUTSTANDING AS AT NOVEMBER 30, 2002 (continued)

                                           Exercise
                                            Price
     Security          Number(1)            CDN$(1)             Expiry Date
     --------          --------            --------             -------------

     Warrants           219,900              18.50              Mar. 27, 2003
     Warrants           226,000              13.50              Dec. 18, 2003
     Warrants             3,125              16.00              Dec. 11, 2002(2)
     Warrants             3,500              14.80              Dec. 07, 2003
     Warrants            26,875              13.50              Jan. 24, 2004
     Warrants            83,650              18.80              Jul. 06, 2004
                       --------
                        563,050
                       ========

     (1) Adjusted for 10 old for 1 new share consolidation completed on December 30, 2002.
     (2)  Expired without exercise.


4.(c)SHARES IN ESCROW OR SUBJECT TO POOLING AS AT NOVEMBER 30, 2002

     There are no shares held in escrow or subject to pooling as at November 30, 2002.


5.   LIST OF DIRECTORS AND OFFICERS AS AT NOVEMBER 30, 2002

     Directors:
                Donald W. Busby
                Nick DeMare
                William Lee
                Neil Darling

     Officers:
                Donald W. Busby (Chairman and Chief Executive Officer) Harvey Lim (Corporate Secretary)

BC FORM 51-901F                                                       SCHEDULE C

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                     FOR THE QUARTER ENDED NOVEMBER 30, 2002
                           (Expressed in U.S. Dollars)


MANAGEMENT DISCUSSION & ANALYSIS

On December 2, 2002, the operator of the East Lost Hills Project confirmed to the Company that it had formally proposed to plug and abandon the ELH #4 and #9 wells.

In light of these results, uncertainties of any further activities at East Lost Hills and the uncertainty of raising funds to participate in any further exploration or development in the East Lost Hills Project, the Board of Directors of the Company have determined to write off its net investments in
Hilton Petroleum Inc. and STB Energy Inc. (collectively the "Petroleum Subsidiaries"), two wholly-owned subsidiaries which hold these interests. In addition, effective November 30, 2002, the Company ceased to record the activities of the Petroleum Subsidiaries.

Operations

During the period ended November 30, 2002 ("2002"), the Company recorded a loss of $5,548,422 ($1.24 per share) compared to a loss of $15,179,775 ($4.19 per share) for the comparable 2001 period.

During fiscal 2002, production from the ELH #1 well was significantly curtailed as a result of water disposal problems. As a result of the production curtailment in ELH #1, petroleum and natural gas revenues decreased by 50%, from $166,949 during 2001 to $83,780 in 2002. Revenue from oil and liquids production decreased 57% to $18,249 in 2002 from $42,801 in 2001. Production of oil and liquids in 2002 decreased 15% to 5,008 MCFE in 2002 from 5,890 MCFE in 2001. The average price received for oil and liquids in 2002 was $3.64/MCFE compared to $7.27/MCFE in 2001, a decrease of 50%. Revenue from natural gas production decreased 47% to $65,531 in 2002 from $124,148 in 2001. Natural gas production decreased 40% to 21,044 MCF in 2002 from 35,066 MCF in 2001. The average price received in 2002 was $3.12/MCF, a decrease of 12% from $3.54/MCF in 2001.

During 2002, the Company recorded depreciation and depletion of $53,140 and an impairment charge of $4,716,630. The impairment charge in 2002 reflects $1,023,371 relating to the Company's unsuccessful drilling results on the Basil Prospect and $3,693,259 representing the Company's net investments in the Petroleum Subsidiaries. During the comparable period in 2001, the Company recorded depreciation and depletion of $134,066 and an impairment charge of $14,192,215. The impairment charge in 2001 reflected the fall in market prices for natural gas between May 31, 2001 and November 30, 2001 and the Company's unsuccessful exploration results in Regional California.

General and administrative costs decreased by $170,756, approximately 32% from $528,575 in 2001 to $357,819 in 2002. The decrease in general and administrative costs in 2002 occurred primarily due to a general decrease of activities due to the Company's reduced financial resources and the closure of the Bakersfield office. There was a significant decrease of salaries and benefits, from $137,085 in 2001 to $41,392 in 2002.

BC FORM 51-901F                                                       SCHEDULE C

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                     FOR THE QUARTER ENDED NOVEMBER 30, 2002
                           (Expressed in U.S. Dollars)


MANAGEMENT DISCUSSION & ANALYSIS

During 2002, the Company identified a number of business opportunities in the development of certain proprietary software technologies employing "artificial intelligence". The research, development and marketing of the proprietary software programs were contracted out to arm's-length parties. During the period ending November 30, 2002, $181,847 was expended in relation to this business. The Company has determined that, as at November 30, 2002, these activities did not satisfy the criteria required under Canadian generally accepted accounting principles for deferment and has charged the costs to operations.

Interest expense on long-term debt increased by $56,283, approximately 16% from $347,745 in 2001 to $291,462 in 2002. The interest expense for 2002 includes $161,710 which was paid to the Company's debenture holders who converted their debentures into common shares of the Company.

Liquidity and Capital Resources

At November 30, 2002, the Company had working capital of $147,972. The Company is currently not generating sufficient cash flow from its operations to meet ongoing corporate overhead and capital commitments and to discharge its liabilities as they come due. The future viability of the Company is dependent upon its ability to generate additional financing to satisfy future working capital requirements and debt repayment obligations and, in the longer term, the generation of profit and positive cash flow from business operations. Unless the Company is able to obtain additional financings, it does not have sufficient working capital to continue funding the proprietary software activities or complete the payments and exploration commitments which will be required for the mineral properties in China and Mongolia. There is no assurance that the Company will be able to obtain sufficient financings.

Business Update

Petroleum Activities

(a)     Basil Project, California

On August 19, 2002, the operator commenced the sidetrack of the Basil well from the same surface location using the existing casing down to 2,114 feet. The side-track parallelled the original hole to the same total depth of 7,829 feet. Only the Suisun sands were encountered in this well. Gas shows were present throughout the Suisun Sands from 6,480 feet to 7,170 feet measured depth. Hole problems were encountered while pulling out to log preventing any open hole logs. While performing the clean-out trip for casing the drill pipe became stuck at 6,248 feet. Coiled tubing was run through drill pipe to 7,500 feet and cemented in place. Case hole logs and perforations were accomplished to test several zones within the shallow objective of the Suisun Sands. Gas was flowed to the surface at very low pressures. It was determined that there was insignificant pressure and volume to be economic. The well was plugged and abandoned on September 21, 2002. The Company had incurred $549,033 during the six months ended November 30, 2002, relating to the side-track well. An impairment charge of $1,023,371 has been recorded for the Company's costs on the Basil Prospect.

BC FORM 51-901F                                                       SCHEDULE C

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                     FOR THE QUARTER ENDED NOVEMBER 30, 2002
                           (Expressed in U.S. Dollars)


MANAGEMENT DISCUSSION & ANALYSIS

(b)     East Lost Hills Project, California

As previously discussed, the Company has written off its investments in the East Lost Hills Project. The Petroleum Subsidiaries will no longer be consolidated with the Company's activities. Although the ELH #1 well is still currently in production, its net revenues are being directed to the repayment of the $870,477 of accounts payable and accrued liabilities in the Petroleum Subsidiaries.

Mineral Properties

Technical due diligence on the properties is complete with positive results on the technical merits of the properties. The Company is continuing its legal due diligence review, which includes ascertaining that the vendor has legal title to the mineral properties in China and Mongolia.

Proprietary Software Activities

Through its 80% owned subsidiary, A.I. Solutions Ltd., ("AI Solutions") the Company is currently developing a product for the health/diet industry. AI Solutions will require further financing for it to pursue, develop and market the technologies. It is anticipated that AI Solutions will conduct financings which will result in a substantial dilution of the Company's ownership interest.


Investor Relations

No investor relations activities were conducted during the period ended November 30, 2002.

The Company maintains a web site at "www.hiltonpetroleum.com".